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                                                                     EXHIBIT 4.7

          [TRANSPORTATION MANUFACTURING OPERATIONS, INC. LETTERHEAD]





                                                                October 30, 1997

TO: The Holders of the Company's 9.02% Senior Notes due November 15, 2002

Ladies and Gentlemen:

       Reference is made to the Note Agreement, dated as of November 15, 1994, among Transportation Manufacturing Operations, Inc. (the "Company") and the persons named on Schedule A thereto (as amended to date, the "Agreement"), pursuant to which the Company issued and sold its 9.02% Senior Notes due November 15, 2002 (the "Notes"). Unless otherwise defined herein, capitalized terms used herein which are defined in the Agreement shall have the meanings given in the Agreement.

       The Company has requested that the holders of the Notes agree to a certain amendment to the Agreement. Accordingly, the Company and the holders of the Notes accepting this letter agree as follows:

       1. Pursuant to paragraph 11C of the Agreement, and subject to and effective upon the satisfaction of the conditions set forth in Section 2 below, the holders of the Notes accepting this letter and the Company agree that clause
(i) of paragraph 6B of the Agreement be amended in its entirety to read as follows:

              "(i) the ratio of Consolidated Funded Debt to Consolidated Total Capitalization does not exceed (A) 0.55 to 1.00 at any time on or after July 1, 1997 and on or before December 31, 1997, or (B) 0.50 to 1.00 at any time on or after January 1, 1998, and"

       2. The effectiveness of the amendment to the Agreement in Section I hereof is subject to the satisfaction of each of the following conditions:

              (a) Each of the holders of the Notes accepting this letter shall have received a counterpart of this letter executed by the Company and a counterpart of this letter shall have been accepted by the Required Holders;





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              (b) The Credit Agreement, dated as of September 30, 1996, among the Company, the Lenders parties thereto and NBD Bank, as Administrative Agent, shall have been amended in the same manner in which the Agreement is amended under Section I hereof;

              (c) At the time of the effectiveness of the amendment to the Agreement, and after giving effect thereto, no Default or Event of Default shall have occurred or be in existence; and

              (d) The Company shall have paid the fees and expenses of special counsel to the holders of the Notes in connection with the transactions contemplated hereby and in connection with the August 29, 1997 consent.

       3. The Company hereby confirms its obligations under Section 11B of the Agreement to pay all of the expenses of the holders of the Notes, including the fees and expenses of special counsel to such holders, in connection with this agreement, whether or not it shall become effective.

       4. Except as specifically amended above, the Agreement and the Notes shall remain in full force and effect and hereby ratified and confirmed.

       5. This letter may be executed by one or more of the parties to this letter on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

                                   Very truly yours,

                                   Transportation Manufacturing Operations, Inc.

                                   /s/ James D. Guerra

                                   James D. Guerra
                                   V.P. Controller and USA/Canada Treasurer



Accepted and Agreed to:

Great-West Life & Annuity Insurance Company




By: /s/ Julie Block                                    By: /s/ Wayne T. Hoffmann
Title: Asst. Vice President                            Name: Wayne T. Hoffmann
                                                       Title: Vice President
                                                              Investments